SilverCrest Closes US$138 Million Bought Deal Financing
Including US$18 Million Over-Allotment Option Exercised in Full

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - February 22, 2021 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the completion of its prospectus offering announced on February 11, 2021 for the issuance of a total of 15,007,500 common shares at a price of US$9.20 per common share for gross proceeds of US$138,069,000, including exercise of the over-allotment option in full (the "Offering"). The Offering was co-led by Scotiabank, Raymond James Ltd., and RBC Capital Markets on behalf of a syndicate of underwriters that included PI Financial Corp. and BMO Capital Markets.

The Company plans to use the net proceeds of the Offering to expand the Las Chispas resources and reserves through further drilling, to optimize the mine and processing plant design, to explore regional targets, and for general working capital purposes.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership, where all the known mineral resources and reserves are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the intended use of proceeds. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: conditions in general economic and financial markets; timing and amount of capital expenditures; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors including: the timing and content of work programs; results of exploration activities of mineral properties; the interpretation of drilling results and other geological data; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1